FORM 5              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                                                    OMB APPROVAL
|_| Check this box if no longer                            OMB Number: 3235-0362
    subject to Section                               Expires: September 30, 1998
    16. Form 4 or Form 5                                Estimated average burden
    obligations may                                 hours per response.......1.0
    continue.  See
    Instruction 1(b)

|_| Form 3 Holdings
    Reported

|X| Form 4 Transactions
    Reported

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person*
       (Last)               (First)          (Middle)
     TOMASOVICH         THEODORE

     4812 Lakeview Canyon Rd.               (Street)

        (City)             (State)           (Zip)
    Westlake Village         CA              91361

2.   Issuer Name and Ticker or Trading Symbol
     IDAHO CONSOLIDATED METALS CORP.

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year
     12/31/2000

5.   If Amendment, Date of Original (Month/Day/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     |X| Director        |X| 10% Owner         |_| Officer (give title below)
     |_| Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

     |X|    Form filed by One Reporting Person
     |_|    Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of         2. Trans-        3. Trans-         4. Securities       5. Amount of           6. Owner-           7.  Nature
    Security            action           action            Acquired (A)        Securities             ship                 of In-
    (Instr. 3)          (Month/          Code #            or Disposed         Beneficially           Form:                direct
                        Day/             (Instr. 8)        of (D) (Instr.      Owned at End           Direct               Bene-
                        Year)                              3, 4 and 5)         of Issuer's            (D) or               ficial
                                                                               Fiscal Year            Indirect             Owner-
                                                                               (Instr. 3 and 4)       (I)(Instr. 4)        ship
                                                                                                                           (Instr.4)
                                                        ------  ---    -----
                                                        Amount  (A)or  Price
                                                                (D)
--------------      --------------    --------------    ------  ---   ------  -----------------     ----------------     -----------
COMMON                 2/9/00                S         151,500   D    C$0.51
COMMON                 2/9/00                S           1,000   D    C$0.54
COMMON                 2/9/00                S          20,000   D    C$0.90
COMMON                2/10/00                S          10,000   D    C$1.06
COMMON                2/10/00                S           4,000   D    C$1.00
COMMON                2/11/00                S          10,000   D    C$0.90
COMMON                2/11/00                S           3,000   D    C$0.94
COMMON                2/11/00                S          10,000   D    C$0.90
COMMON                2/11/00                S          10,000   D    C$0.96
COMMON                2/16/00                C         174,000   A    C$0.20
COMMON                2/17/00                S           5,000   D    C$1.29
COMMON                2/17/00                S           5,000   D    C$1.36
COMMON                2/17/00                S           5,500   D    C$1.29
COMMON                2/17/00                S           5,000   D    C$1.25
COMMON                2/18/00                S           3,000   D    C$1.49
COMMON                2/18/00                S           2,000   D    C$1.44
COMMON                2/18/00                S           3,500   D    C$1.55
COMMON                2/23/00                S           5,000   D    C$1.44
COMMON                 3/3/00                Z       9,000,000   D       (4)
COMMON                3/18/00                C         927,062   A    C$0.70
COMMON (5)            5/09/00                S          86,000   D    C$1.22
COMMON (5)            5/12/00                C         932,608   A    C$0.28
COMMON (5)             7/7/00                S         100,000   D    C$1.30
COMMON (5)            10/2/00                C       1,526,201   A    C$0.25           7,357,596          I              (A)
COMMON                                                                                    39,000          I           IRA Trust
COMMON                3/03/00                Z       9,000,000   A       (4)
COMMON (5)            6/30/00                S         200,000   D    C$1.32
COMMON (5)           10/23/00                S          20,000   D    C$0.51           8,780,000          I              (B)

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                          (Over)
                                                                 SEC 2270 (7/97)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-  3. Trans-  4. Transac-  5. Number of Deriv-    6. Date Exer-       7. Title and Amount of
   Security                  sion or     action     tion Code    ative Securities       cisable and Ex-     Underlying
   (Instr. 3)                Exercise    Date       (Instr.      Acquired (A) or        piration Date       Securities
                             Price of               8)           Disposed of (D)        (Month/Day/         (Instr. 3 and 4)
                             Deriv-     (Month/                  (Instr. 3, 4 and 5)    Year)
                             ative      Day/
                             Security   Year)                   ------    -------      ------    ------       ------     --------
                                                        (4)      (A)         (D)        Date     Expira-      Title      Amount
                                                                                        Exer-    tion                    or
                                                                                        cisable  Date                    Number
                                                                                                                         of Shares
-----------------------  -----------   ---------  ------------ ------------------      --------  --------     -------    --------
WARRANTS
 (RIGHT TO BUY) (1)      C$0.23/0.28     5/12/00       C                 932,608        5/13/99  5/15/00      COMMON      932,608
WARRANTS
 (RIGHT TO BUY) (2)      C$0.20/0.25     2/16/00       C (5)             174,000        2/16/00  10/1/01      COMMON      174,000
WARRANTS
 (RIGHT TO BUY) (2)      C$0.20/0.25     10/2/00       C (5)           1,526,201        2/16/00  10/1/01      COMMON    1,526,201
WARRANTS
 (RIGHT TO BUY) (3)      C$0.60/0.70     3/18/00       C                 927,062        3/18/98  3/18/00      COMMON      927,062
STOCK OPTION
 (RIGHT TO BUY)          C$0.26                                                         10/1/97  8/27/01      COMMON       50,000
STOCK OPTION
 (RIGHT TO BUY)          C$0.37                                                          4/7/99   4/7/04      COMMON       50,000
STOCK OPTION
 (RIGHT TO BUY)          C$0.30          1/14/00       A       325,000                  1/14/00  1/14/05      COMMON      325,000



1. Title of Derivative   8. Price  9. Number     10. Owner-   11. Na-
   Security                 of        of Deriv-      ship         ture
   (Instr. 3)               Deriv-    ative          of           of In-
                            ative     Secur-         Deriv-       direct
                            Secur-    ities          ative        Bene-
                             ity       Bene           Security:    ficial
                            (Instr.   ficially       Direct       Own-
                            5)        Owned          (D) or       ership
                                      at End         Indirect     (Instr. 4)
                                      of Year        (I)
                                      (Instr. 4)     (Instr. 4)
-----------------------     --------  ---------      ----------   ----------
WARRANTS
 (RIGHT TO BUY) (1)    C$0.23 / 0.28          0          I            (A)
WARRANTS
 (RIGHT TO BUY) (2)    C$0.20 / 0.25
WARRANTS
 (RIGHT TO BUY) (2)    C$0.20 / 0.25          0          I            (A)
WARRANTS
 (RIGHT TO BUY) (3)    C$0.60 / 0.70          0          I            (A)
STOCK OPTION
 (RIGHT TO BUY)        C$0.26            50,000          D
STOCK OPTION
 (RIGHT TO BUY)        C$0.37            50,000          D
STOCK OPTION
 (RIGHT TO BUY)        C$0.30           325,000          D

Explanation of Responses:
(A)  Owned by the Tomasovich Family Trust.

(B)  Owned by the Stillwater Trust.

(1) Warrant related to a converted U.S. $150,000 convertible promissory note exercisable at C$0.23 per share until 5/15/99 and at C$0.28 from 5/16/99 to 5/15/00.

(2) Warrant related to a converted U.S. $322,000 convertible promissory note exercisable at C$0.20 per share until 10/01/99 and at C$0.25 from 10/02/99 to 10/01/00.

(3) Warrant to purchase a total of 927,062 common shares for a term of two years until 3/18/00 at a price of C$0.60 per share in the first year and at C$0.70 per share in the second year.

(4) No valuable consideration was payable for this transaction and there is no change in beneficial interest. It reflects the transfer of shares from the Tomasovich Family Trust to the Stillwater Trust, being a new family trust established by Theodore Tomasovich.

(5)  Reporting person failed to timely report these transactions on Form 4.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                 /S/ THEODORE TOMASOVICH                 4 MARCH 2002
             -----------------------------------         ------------
             **Signature of Reporting Person                 Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                         Page 2
                                                                 SEC 1474 (7-96)